REVOLUTIONS MEDICAL CORPORATION

670 MARINA DRIVE, 3RD FLOOR

CHARLESTON, SC 29492

February 5, 2010

Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:  Revolutions Medical Corporation

        Form 10-K for the Year Ended December 31, 2008 – Filed March 31, 2009

        Form 10-Q for the Quarter Ended September 30, 2009

        File No. 000-28629

Dear Mr. Vaughn:

By letter dated February 6, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Revolutions Medical Corporation (“Revolutions Medical” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Annual Report (the “Annual Report”) on Form 10-K filed on March 31, 2009 and its quarterly report (the “Quarterly Report”) of Form 10-Q filed November 16, 2009. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2008

Item 8A. Controls and Procedures, page 17

1.

We note your response to prior comments 2, 3, 6 and 8.  Please amend this filing and your March 31, June 30, and September 30, 2009 Forms 10Q to include the revised disclosures and certifications, as applicable, similar to the proposed disclosures included within your responses.

RESPONSE: We will file an amended 10-K and our March 31, June 30, and September 30, 2009 Forms 10Q to include the revised disclosures and certifications, as applicable, similar to the proposed disclosures included within our previous responses.

Form 10-K for the Year Ended December 31, 2008

Note 1, Summary of Significant Account, page 31

Long-lived assets, page 32

2.

We note your response to prior comments 4 and 5.  It is unclear form your response, including the proposed disclosures detailed in Exhibit VI, why you originally recorded the amounts as “goodwill” rather than an intangible asset.  We continue to request that you tell us how you considered whether the “Color MRI Technology” met the definition of an intangible asset under paragraph 39 of SFAS 141.

RESPONSE: In 2007 the Company acquired a 62.2% interest in Clear Image, Inc. (“Clear Image”).  Clear Image was a privately held company and was conducting research and development on Color MRI Technology.  Clear Image was not able to secure the funding needed to keep this research and development going into the future.  Clear Image had expensed the research and development costs in accordance with accounting standards in effect at the time.

The Company believed it to be advantageous to acquire a controlling interest in Clear Image and keep the technology in development rather than starting all over again.

The Company exchanged approximately 8.2 million of its common shares which were trading between $0.40 and $0.50 at the time of acquisition.  To arrive at a value for the Color MRI Technology the Company and Clear Image determined the amount of funding provided for the research and development of this technology by looking at the amount expended from 1999 until the acquisition date.

The value of the Company’s stock exchanged for the controlling interest exceeded those expensed amounts by approximately $23,000 which was recorded as goodwill because there were no other assets to value.

Further, the Company acknowledges that:

(i)

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Rondald L. Wheet

Rondald L. Wheet
Chief Executive Officer

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